                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                          NeXstar Pharmaceuticals, Inc.
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    65333B106
                                 (CUSIP Number)

                               Mark L. Perry, Esq.
                              Gilead Sciences, Inc.
                    333 Lakeside Drive, Foster City, CA 94404
                                 (650) 574-3000
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 28, 1999
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 65333B106

1      NAME OF REPORTING PERSON

Gilead Sciences, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

94-3047598

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [_]          (b) [_]

3      SEC USE ONLY

4      SOURCE OF FUNDS

WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF              7   SOLE VOTING POWER
SHARES                           5,705,458
BENEFICIALLY
OWNED BY               8   SHARED VOTING POWER
EACH                             8,867,634
REPORTING
PERSON                 9   SOLE DISPOSITIVE POWER
                                 5,705,458

                      10   SHARED DISPOSITIVE POWER
                                       -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,573,092 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gilead Sciences, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "NeXstar Common Stock"), of NeXstar Pharmaceuticals, Inc., a Delaware corporation ("NeXstar"). The principal executive offices of NeXstar are located at 2860 Wilderness Place, Boulder, Colorado, 80301.

ITEM 2.  IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is Gilead Sciences, Inc., a Delaware corporation ("Gilead"). Gilead is a biopharmaceutical company dedicated to the discovery, development and commercialization of treatments for human diseases.

       (b) The address of the principal office and principal business of Gilead is 333 Lakeside Drive, Foster City, CA 94404.

       (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Gilead's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       (d) During the past five years, neither Gilead nor, to Gilead's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither Gilead nor, to Gilead's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the directors and executive officers of Gilead named in
       Schedule I to this Schedule 13D are citizens of the United States, except for Mr. Etienne F. Davignon, who is a citizen of Belgium.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of NeXstar have entered into Voting Agreements with Gilead as described in Item 4 and Item 5 of this Schedule 13D.

In addition, as described in Item 4 and Item 5 of this Schedule 13D, NeXstar has granted to Gilead an option pursuant to which Gilead has the right, upon the occurrence of certain events, to purchase from NeXstar up to 19.9% of all outstanding shares of NeXstar Common Stock before giving effect to the Option subject to anti-dilution adjustments for $17.48 per share, (the "Option"). If Gilead were to exercise the Option in full, the funds required to purchase the shares of NeXstar Common Stock issuable upon such exercise would be approximately $99,731,406 (based on the number of shares of NeXstar Common Stock represented by NeXstar as outstanding as of January 31, 1999). It is currently anticipated that such funds would be provided from Gilead's working capital and/or by borrowings from sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION

       (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of February 28, 1999 (the "Merger Agreement"), among Gilead, Gazelle Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gilead ("Merger Sub"), and NeXstar, and subject to the conditions set forth therein (including the approval by the stockholders and NeXstar and Gilead), Merger Sub will be merged with and into NeXstar (the "Merger"), NeXstar will become a wholly owned subsidiary of Gilead and each share of NeXstar Common Stock will be converted into the right to receive a fraction of a share of Gilead Common Stock, $.001 par value per share ("Gilead Common Stock"), in accordance with the Merger Agreement. In addition, Gilead will assume outstanding options exercisable for NeXstar Common Stock on the terms set forth in Section 2.5 of the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Gilead and NeXstar entered into the Option, and Gilead and the persons names on Schedule III to this Schedule 13D entered into a Voting Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Gilead and closing conditions for the benefit of NeXstar, as set forth in Article 5 of the Merger Agreement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

       (c) Not applicable.

       (d) If the Merger is consummated, NeXstar will become a wholly owned subsidiary of Gilead, and Gilead will subsequently determine the size and membership of the Board of Directors of NeXstar and the officers of NeXstar.

       (e) None, other than a change in the number of outstanding shares of NeXstar Common Stock as contemplated by the Merger Agreement.

       (f) Upon consummation of the Merger, NeXstar will become a wholly owned subsidiary of Gilead.

       (g) Upon consummation of the Merger, the Certificate of Incorporation of NeXstar will be the Certificate of Incorporation of Merger Sub and may thereafter be amended and restated in a form satisfactory to Gilead, subject to certain provisions in the Merger Agreement.

       (h) Upon consummation of the Merger, the NeXstar Common Stock will cease to be quoted on any quotation system or exchange.

       (i) Upon consummation of the Merger, the NeXstar Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

       (j) Other than as described above, Gilead currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Gilead reserves the right to develop such plans).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) - (b) As a result of the Voting Agreements, Gilead has shared power to vote an aggregate of 8,867,634 shares of NeXstar Common Stock for the limited purpose of voting in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. Such shares constitute approximately 30.9% of the issued and outstanding shares of NeXstar Common Stock as of January 31, 1999. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this
       Schedule 13D as Exhibit 99.2.

       Under the Option, Gilead does not have the right to acquire any shares of NeXstar Common Stock unless certain specified events occur. If the Option were to become exercisable, Gilead would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) up to 19.9% of all outstanding shares of NeXstar Common Stock before giving effect to the Option, subject to antidilution adjustments, for $17.48 per share. Based on the number of shares of NeXstar Common Stock represented as outstanding as of January 31, 1999, the maximum number of shares for which the option is exercisable would be 5,705,458 shares of NeXstar Common Stock. If Gilead were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option, sole power to direct the disposition of, the shares of NeXstar Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Gilead disclaims beneficial ownership of any shares of NeXstar Common Stock subject to the Option. The description contained in this Item 5 of the transactions contemplated by the Option is qualified in its entirety by reference to the full text of the Option, a copy of which is attached to this Schedule 13D as
       Exhibit 99.3.

       Also in connection with the Merger Agreement, each affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of NeXstar (individually an "Affiliate" and collectively, the "Affiliate") entered into an Affiliate Agreement with Gilead, dated as of February 28, 1999 (individually, an "Affiliate Agreement" and collectively, the "Affiliate
       Agreements"). Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from February 28, 1999 through the date on which financial results covering at least 30 days of post-Merger combined operations of Gilead and NeXstar have been published by Gilead (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of NeXstar (including any additional shares of capital stock of NeXstar acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of NeXstar, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Gilead (including any additional shares of capital stock of Gilead acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Gilead. The Affiliates have also agreed, pursuant to Section 3 of the Affiliate Agreements, not to transfer any Gilead Common Stock received in the Merger, except as permitted by the Affiliate Agreements. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the Form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

To Gilead's knowledge, no shares of NeXstar Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Gilead shares the power to vote or to direct the vote or to dispose or direct the disposition of NeXstar Common Stock.

During the past five years, to Gilead's knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Gilead's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Gilead's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

       (c) Neither Gilead, nor, to Gilead's knowledge, any person named in
       Schedule III to this Schedule 13D, has effected any transaction in NeXstar Common Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Gilead's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of NeXstar, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION
----------   -----------
99.1         Agreement and Plan of Merger, dated as of February 28, 1999, by and among Gilead Sciences, Inc., a Delaware corporation, Gazelle
             Acquisition Sub, Inc., a Delaware corporation, and NeXstar
             Pharmaceuticals, Inc., a Delaware corporation.

99.2 Form of Voting Agreement, dated as of February 28, 1999, a substantially similar version of which has been executed by Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Partners Liquidating
             Trust, Lawrence M. Gold, Ph.D, John D. Baldeschweiler, Judith A.
             Hemberger, Ph.D, David I. Hirsch, Ph.D, Roger G. Kennedy, and Rodman
             Moorhead III.

99.3 Option Agreement, dated as of February 28, 1999 by and among Gilead Sciences, Inc., a Delaware corporation, and NeXstar
             Pharmaceuticals, Inc., a Delaware corporation.

99.4 Form of Affiliate Agreement, dated as of February 28, 1999, a substantially similar version of which has been executed by each of Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Partners
             Liquidating Trust,Lawrence M. Gold, Ph.D, John D. Baldeschweiler,
             Judith A. Hemberger, Ph.D, David I. Hirsch, Ph.D,  Roger G. Kennedy,
             Rodman Moorhead III, Crispin G.S. Eley,  George B. Herron and Michael
             E. Hart.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 10, 1999     GILEAD SCIENCES, INC.

                            By: /s/ Mark L. Perry
                                -------------------------
                                Mark L. Perry
                                Senior Vice President, Chief Financial Officer and General Counsel

                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF GILEAD

NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
----                             ----------------------------------
John C. Martin                   President and Chief Executive Officer
                                 and Director

Jeffrey W. Bird                  Senior Vice President, Business Operations

Norbert W. Bischofberger         Senior Vice President, Research

Howard S. Jaffe                  Senior Vice President, Drug Development

Mark L. Perry                    Senior Vice President, Chief Financial
                                 Officer and General Counsel

All individuals named in the above table are employed by Gilead Sciences, Inc. The address of Gilead's principal executive office is 333 Lakeside Drive, Foster City, CA 94404.

                          SCHEDULE I (CONTINUED)

                     NON-EMPLOYEE DIRECTORS OF GILEAD

                                                                     NAME AND ADDRESS OF CORPORATION OR OTHER
NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT          ORGANIZATION IN WHICH EMPLOYED
----                     ----------------------------------          ----------------------------------------
Etienne F. Davignon      Chairman, Societe Generale de Belgique       Rue Royale 30
                                                                      B-1000 Bruxelles
                                                                      Belgium

James M. Denny, Sr.      Managing Director, William Blair Capital     Sears Tower
                         Partners V                                   Suite 8670
                                                                      233 So. Wacker Drive
                                                                      Chicago, IL 60606

Gordon E. Moore          Chairman Emeritus, Intel Corporation         2200 Mission College Blvd.
                                                                      Santa Clara, CA 95052-8119

Donald H. Rumsfeld       Private Business                             Wrigley Bldg., South Tower
                                                                      400 North Michigan Ave., Ste. 405
                                                                      Chicago, IL 60611

George P. Shultz         Distinguished Fellow, Hoover Institution     Hoover Memorial Bldg., Rm. 239
                                                                      Stanford University
                                                                      Stanford, CA 94305-0610

Paul Berg                Professor, Stanford University School        Beckman Center, Rm. B062
                         of Medicine                                  Stanford University School of Medicine
                                                                      Stanford, CA 94305

                                       SCHEDULE II

                                                                                            PERCENTAGE OF OUTSTANDING
                                               NUMBER OF SHARES OF NEXSTAR COMMON STOCK     SHARES OF NEXSTAR COMMON
VOTING AGREEMENT STOCKHOLDER                   BENEFICIALLY OWNED                           STOCK AS OF JANUARY 31, 1999
----------------------------                   ----------------------------------------     ----------------------------
Warburg, Pincus Investors, L.P.                4,287,755                                    15.0

Warburg, Pincus Capital Partners               3,600,792                                    12.6
Liquidating Trust

Lawrence M. Gold                               792,466                                       2.8
John D. Baldeschweiler                         125,238                                       0.4

Judith A. Hemberger                            0                                             0

David I. Hirsch                                31,516                                        0.1

Roger G. Kennedy                               29,867                                        0.1

Rodman Moorhead III                            8,779,076(1)                                 27.6(1)

--------
(1) All of the shares indicated as owned by Mr. Moorhead are owned directly by Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Partners Liquidating Trust and are included because of Mr. Moorhead's affiliation with such firms. Mr. Moorhead disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

                                                   SCHEDULE III

VOTING AGREEMENT                     PRINCIPAL OCCUPATION OR                      NAME AND ADDRESS OF CORPORATION OR OTHER
STOCKHOLDER                          EMPLOYMENT                                   ORGANIZATION IN WHICH EMPLOYED
---------------                      -----------------------                      ----------------------------------------
Warburg, Pincus Investors, L.P.      Not applicable.                              466 Lexington Avenue, New York, NY 10017

Warburg, Pincus Capital Partners     Not applicable.                              466 Lexington Avenue, New York, NY 10017
Liquidating Trust

Lawrence M. Gold                     Chairman of the Board of Directors and       NeXstar Pharmaceuticals, Inc.
                                     Chief Scientific Officer, NeXstar            2860 Wilderness Place
                                     Pharmaceuticals                              Boulder CO 80301

John D. Baldeschweiler               Professor of Chemistry, The California       California Institute of Technology
                                     Institute of Technology                      Department of Chemistry
                                                                                  351 S. Holliston
                                                                                  Pasadena, CA 91125

Judith A. Hemberger                  Consultant                                   3117 West 118th St.
                                                                                  Leawood, KS 66211

David I. Hirsch                      Professor and Chairman of the Department     Dept. of Biochem. & Mol. Biophys.
                                     of Biochemistry and Molecular Biophysics,    College of P&S, Columbia University
                                     Columbia University College of Physicians    630 West 168th St., Rm. 5-424
                                     and Surgeons                                 New York, NY 10032

Roger G. Kennedy                     Private Business                             855 El Caminito
                                                                                  Santa Fe, NM 87501-2842

Rodman Moorhead III                  Senior Managing Director, E.M. Warburg,      E.M. Warburg, Pincus & Co. LLC
                                     Pincus & Co. LLC                             466 Lexington Avenue, New York, NY 10017

                                     EXHIBIT INDEX

                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
EXHIBIT NO.                                     DESCRIPTION                              PAGE
-----------                                     -----------                              ----
99.1           Agreement and Plan of Merger, dated as of
               February 28, 1999, by and among Gilead Sciences, Inc., a
               Delaware corporation, Gazelle Acquisition Sub, Inc., a Delaware corporation, and NeXstar Pharmaceuticals, Inc., a Delaware corporation.

99.2 Form of Voting Agreement, dated as of February 28, 1999, a substantially similar version of which has been executed by Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Partners
               Liquidating Trust, Lawrence M. Gold, Ph.D, John D. Baldeschweiler,
               Judith A. Hemberger, Ph.D, David I. Hirsch, Ph.D,
               Roger G. Kennedy, and Rodman Moorhead III.

99.3 Option Agreement, dated as of February 28, 1999 by and among Gilead Sciences, Inc., a Delaware corporation, and
               NeXstar Pharmaceuticals, Inc., a Delaware corporation.


99.4 Form of Affiliate Agreement, dated as of February 28, 1999, a substantially similar version of which has been executed by each of Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Partners
               Liquidating Trust, Lawrence M. Gold, Ph.D, John D. Baldeschweiler,
               Judith A. Hemberger, Ph.D, David I. Hirsch, Ph.D,
               Roger G. Kennedy, Rodman Moorhead III, Crispin G.S. Eley,
               George B. Herron and Michael E. Hart.